Exhibit 4

The Stilwell Group Requisitions Special Shareholder Meeting for Kingsway Financial Services Inc. (KFS) to Remove the CEO and the Chairman from the Board

New York, New York, Nov. 11/ - The Stilwell Group served a requisition for a special shareholders meeting on Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) (“Kingsway”) today to remove Shaun W. Jackson and F. Michael Walsh from Kingsway’s board of directors and to replace them with the Stilwell Group’s nominees, Spencer L. Schneider, Esq. and Larry G. Swets, Jr., CFA.

Mr. Schneider has been engaged in the private practice of law in New York City since 1986. He has been a director of American Physicians Capital Inc. (NASDAQ: ACAP) since 2002 and was instrumental in helping to replace previous management and help ACAP withdraw from non-core businesses. Mr. Swets has been an insurance company executive and advisor, including serving as Director of Investments for Kemper Insurance from June 1997 to May 2005. Mr. Swets served Kemper in evaluating business units, executing corporate transactions and divestitures, and developing financial projections and analysis for the company during its runoff stage.

The Stilwell Group is a New York-based money management firm which currently owns 4,325,000 or 7.85% of KFS’s outstanding shares of common stock. The Stilwell Group is keenly interested in seeing Kingsway quickly reduce costs, focus on its core businesses, and increase long-term shareholder value.

For more information contact:

Suzanne Griffin

Director of Communications

The Stilwell Group

26 Broadway, 23rd floor

New York, NY 10004

(212) 269-1551